
07072086


JUL 2 2007
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2006

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION
AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Sarbanes – Oxley Act: Section 906 Certification.

(b) Consent of Independent Accountants.

(c) (c) Financial Statements – See accompanying Report of Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES
PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By: Marc D. Hamburg
Marc D. Hamburg

Date: 6/28/07

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, William G. Gasdaska, Chief Financial Officer of General Re Corporation and performing the equivalent role for the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/21/07



William G. Gasdaska
Chief Financial Officer
General Re Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra Bell, Plan Trustee and having the chief supervisory role of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 27 June 2007



Sandra Bell
Plan Trustee
Senior Vice President
General Re Services Corporation

FORM 11-K

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard W. Manz, performing the role of chief accountant of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the fiscal year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: 6/21/07



Richard W. Manz
Second Vice President
General Reinsurance Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-70609 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 26, 2007 appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2006.

Deloitte & Touche LLP

June 28, 2007

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements
As of December 31, 2006 and 2005 and
for the year ended December 31, 2006
Supplemental Schedule
December 31, 2006

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Employee Savings and Stock Ownership Plan
of General Re Corporation and Its Domestic Subsidiaries
Stamford, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 345,937,374	$ -	$ 345,937,374
Nonparticipant directed	216,421,074	332,666,562	549,087,636
Participant loans receivable	5,153,659	-	5,153,659
Total Assets	567,512,107	332,666,562	900,178,669
LIABILITIES:			
Loan payable to General Re Corporation	-	89,906,567	89,906,567
NET ASSETS AVAILABLE FOR BENEFITS	$ 567,512,107	$ 242,759,995	$ 810,272,102

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

	Allocated	Unallocated	Total
ASSETS:			
Investments (See Note 3):			
Participant directed	$ 322,993,944	$ -	$ 322,993,944
Nonparticipant directed	175,928,118	275,232,681	451,160,799
Participant loans receivable	5,417,058	-	5,417,058
Total Assets	504,339,120	275,232,681	779,571,801
LIABILITIES:			
Loan payable to General Re Corporation	-	92,281,975	92,281,975
NET ASSETS AVAILABLE FOR BENEFITS	$ 504,339,120	$ 182,950,706	$ 687,289,826

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2006

	Participant Directed	Nonparticipant Directed		Total
		Allocated	Unallocated	
ADDITIONS:				
Investment income:				
Net appreciation in fair value of investments	$ 18,500,757	$ 41,985,729	$ 65,807,617	$ 126,294,103
Dividends	21,881,144	-	-	21,881,144
Interest on loans	373,728	-	-	373,728
Total investment gain	40,755,629	41,985,729	65,807,617	148,548,975
Contributions:				
Participant	17,641,139	-	-	17,641,139
Employer	-	15,492,331	-	15,492,331
Total contributions	17,641,139	15,492,331	-	33,133,470
Interfund transfers	1,893,278	(1,893,278)	-	-
Total additions	60,290,046	55,584,782	65,807,617	181,682,445
DEDUCTIONS:				
Benefits paid to participants	37,590,106	15,091,781	-	52,681,887
Interest expense	-	-	5,998,328	5,998,328
Service fees	19,909	45	-	19,954
Total deductions	37,610,015	15,091,826	5,998,328	58,700,169
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	22,680,031	40,492,956	59,809,289	122,982,276
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	328,411,002	175,928,118	182,950,706	687,289,826
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 351,091,033	$ 216,421,074	$ 242,759,995	$ 810,272,102

1. DESCRIPTION OF PLAN

The following description of Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") only provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and Its Domestic Subsidiaries (the "Company") who are regularly scheduled to complete at least one thousand hours of service ("Company Service") per year. The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under Internal Revenue Code ("IRC") Section 401(k). In addition, the Company contributes an amount related to the amount of employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Also, beginning in 2006, the Company began to make additional contributions to employee accounts within the Plan. These additional contributions are based on age and total compensation (base salary and 100% of bonus amounts) and include a "profit sharing" feature based on underwriting profits.

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan which is designed to comply with Section 4975(a)(7) and the regulations thereunder of the IRC of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement ("Loan") with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest to be repaid in full by 2014, with an interest rate of 9.25%. Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides for the Loan to be repaid by 2034 with interest at an annual rate of 6.5%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company ("Preferred Stock").

Prior to December 21, 1998, all Preferred Stock outstanding was held by the Plan and convertible into common stock of the Company on a one-for-one basis. The Company was obligated to make an annual cash contribution to the Plan, which, together with the dividend on Preferred Stock, enabled the Plan to make its regularly scheduled payments of interest and principal due on the Loan. As interest and principal on the Loan were repaid, a portion of the Preferred Stock was allocated to Plan participants, and the unallocated shares of Preferred Stock were held as collateral on the Loan. Upon withdrawal from the Plan, participants were required to convert or redeem the Preferred Stock into the Company's common stock or cash.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank, converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 2, 1998, to 177,106 shares of Berkshire Hathaway Class B common stock ("Common Stock").

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Common Stock to Plan participants. The Loan is now collateralized by the unallocated shares of Common Stock and is guaranteed by the Company.

The Plan's investment in the Berkshire Hathaway - B ESOP Fund consists solely of Common Stock shares.

The lender (the Company) has no rights against shares once they are allocated to participants. During the year ended December 31, 2006, the Company contributed additional funds of $8,373,736 to support the Plan's debt service and the Plan paid $5,998,328 in interest expense to the Company. In 2006 the Plan allocated 2,817 shares of Common Stock to participants and 5,725 shares were retired. There were 90,744 and 57,014 shares of unallocated and allocated Common Stock, respectively, at December 31, 2006.

The Loan payable of $89,906,567 at December 31, 2006 had an estimated fair value of $99,774,172 based on discounted cash flow analyses and the Company's current incremental borrowing rates for similar types of arrangements at such date. The scheduled amortization of the Loan for the next five years and thereafter is as follows:

2007	$ -
2008	-
2009	-
2010	-
2011	-
Thereafter	$ 89,906,567

Contributions - Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions which were $15,000 for 2006. Participant contributions may be allocated among any of the Plan's investment funds, with the exception of the Berkshire Hathaway-B ESOP fund, at the participant's discretion. The Company contributes an amount equal to 100% of a participant's contribution up to 6% of the participant's base salary.

Beginning in 2006, the Company is making additional contributions based on age and total compensation (base salary and 100% of bonus amounts). In addtion, contributions are also being made based on underwriting profits. In 2006, the Company contributed $7,118,595 resulting from these additional contributions.

Payment of Benefits – Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant's account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement.

Participant Accounts - Each participant's account is credited with the participant's contributions, which includes amounts transferred from other plans ("rollovers"), and an allocation of the Company match, supplemental allocations, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company match amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company match after two, three and four years, respectively, of Company service.

Forfeitures - Forfeitures of nonvested accounts are allocated to other Participants' accounts based on terms as defined in the Plan agreement. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $75,933 and $66,126 respectively.

Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a monthly basis. Participants who have attained age 55 and completed 10 years of participation in the Plan may make an annual election to transfer their interest in the Berkshire Hathaway - B ESOP Fund to other participant-directed funds subject to certain limits.

Participant Loans - The Plan allows participants to borrow from the "before-tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates for new loans ranged from 8.25% to 9.25% in 2006. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summarizes the Plan's significant accounting policies:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan, through its mutual fund investment options, invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in common stock, mutual funds, money market funds and common collective trusts are valued based on reported net asset values, which approximate fair value. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Common collective trusts are valued by their portfolio values which are calculated based on the underlying assets and activity in these investments. Loans receivable are recorded as the outstanding balance of the loan.

The Fidelity Managed Income Portfolio is a stable value fund that is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Participant loans are carried at unpaid principal. Interest income on the loans is recorded as earned on an accrual basis.

Benefits Paid to Participants – Benefit payments to participants are recorded upon distribution.

Contributions - Contributions from the participants and the Company are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

Adoption of new Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). If material, the FSP requires the Plan's statements of net assets available for benefits to present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The Plan's statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not have a material impact on the financial statements at December 31, 2006.

3. INVESTMENTS

The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan.

The investment fund options available to participants at December 31, 2006 were:

Berkshire Hathaway B — Unitized Stock Fund
Fidelity Retirement Government Money Market Portfolio
Fidelity Retirement Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Balanced Fund
Fidelity Real Estate Investment Portfolio
Fidelity U.S. Bond Index Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom Income Fund
Fidelity Magellan
Vanguard Inflation-Protected Securities Fund - Investor Class
PIMCO High Yield Fund - Institutional Class
PIMCO Global Bond Fund Institutional Class
American Beacon Large-Cap Fund - Institutional Class
Goldman Sachs Mid-Cap Value Fund - Institutional Class
Vanguard Total Stock Market Index Fund - Investor Fund
Davis New York Venture Fund
Vanguard Institutional Index Fund - Institutional Class
Vanguard Mid-Cap Index Fund - Investor Class
Neuberger Berman Genesis Fund - Institutional Class
Vanguard Small-Cap Index Fund - Investor Class
Fidelity Growth Company Fund
Hartford Growth Fund
Allianz RCM Mid-Cap Admin Class
Fidelity Small-Cap Independence Fund
American Funds Capital World Growth & Income Fund
Julius Baer International Equity Fund
Spartan International Index Fund - Investor Class
Lazard Emerging Markets Portfolio - Institutional Class

The investment fund options available to participants at December 31, 2005 were:

Berkshire Hathaway - B Unitized Fund
Founders Balanced Fund
MAS Funds Value Portfolio
Neuberger & Berman Genesis Trust Fund
PIMCO Global Bond Fund
PIMCO High Yield Fund
Templeton Developing Markets Trust
Janus Worldwide Fund
Fidelity Magellan Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Investment Grade Bond Fund
Fidelity Intermediate Bond Fund
Fidelity Overseas Fund
Fidelity Real Estate Fund
Fidelity Balanced Fund
Fidelity Asset Manager Fund
Fidelity Asset Manager: Growth Fund
Fidelity Emerging Markets Fund
Fidelity Asset Manager: Income Fund
Fidelity Small Cap Selector Fund
Fidelity Retirement Money Market Portfolio
Fidelity Retirement Government Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Spartan U.S. Equity Index Fund
Fidelity Aggressive Growth Fund
Fidelity Inflation Protected Bond Fund

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2006 or 2005, were as follows:

	2006 Fair value of investments		2005 Fair value of investments	
Berkshire Hathaway - B ESOP Fund, 147,758 and 153,665 shares, respectively	$ 541,678,995	* #	$ 451,160,799	* #
Berkshire Hathaway - B Unitized Fund, 12,575 and 15,470 shares, respectively	46,598,853	*	45,799,824	*
Fidelity Magellan Fund, 329,763 shares			35,099,973	*
Fidelity Equity Income Fund 659,886 shares			34,828,765	*

* Party-in-interest

Nonparticipant directed

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2006 Net apprecition/ (depreciation) in fair value of Investments
Berkshire Hathaway-B ESOP Fund	$	107,793,346 *#
Berkshire Hathaway B Unitized Fund		9,598,914 *
Fidelity Magellan Fund		(5,805,095)*
Fidelity Equity-Income Fund		1,259,750 *
Fidelity Growth Company Fund		2,189,052 *
Janus Worldwide Fund		(17,118)
Spartan U.S. Equity Index Fund		523,922 *
Fidelity Intermediate Bond Fund		(228,360)*
Fidelity Overseas Fund		780,315 *
Fidelity Small Cap Selector Fund		208,299 *
Fidelity Asset Manager: Growth Fund		48,849 *
Fidelity Balanced Fund		537,700 *
Fidelity Investment Grade Bond Fund		(100,099)*
Fidelity Asset Manager Fund		11,705 *
Founders Balanced Fund		7,741
Templeton Developing Markets Trust		725,011
PIMCO High Yield Fund		(42,711)
Fidelity Emerging Markets Fund		821,478 *
Fidelity Real Estate Fund		1,273,041 *
NB Genesis Trust Fund		441,227
MAS Funds Value Portfolio		144,325
Fidelity Asset Manager: Income Fund		4,098 *
PIMCO Global Bond Fund		42,150
Fidelity Aggressive Growth Fund		(148,633)*
Fidelity Inflation Protected Bond Fund		(66,694)*
Vanguard Institutional Index Fund		698,019
Vanguard Mid-Cap Index Fund		372,865
Lazard Emerging Markets Portfolio		290,941
Allianz RCM Mid-Cap Fund		(112,897)
Julius Baer International Equity Fund		661,640
Vanguard Inflation Protected Securities Fund		(26,874)
Vanguard Small Cap Index Fund		182,505
Vanguard Total Stock Market Index Fund		923,107
Goldman Sachs Mid-Cap Value Fund		350,636
American Funds Capital World Growth & Income Fund		314,153
Davis New York Venture Fund		847,298
American Beacon Large-Cap Fund		685,089
Hartford Growth Fund		17,782
PIMCO Global Bond Fund - Unhedged		40,171
PIMCO High Yield Fund - Inst. Class		157,358
NB Genesis Trust Fund - Inst. Class		(595,735)
Fidelity Freedom Income Fund		10,873 *
Fidelity Freedom 2010 Fund		172,621 *
Fidelity Freedom 2015 Fund		161,190 *
Fidelity Freedom 2020 Fund		205,133 *
Fidelity Freedom 2025 Fund		114,911 *
Fidelity Freedom 2030 Fund		119,508 *
Fidelity Freedom 2035 Fund		35,137 *
Fidelity Freedom 2040 Fund		7,588 *
Spartan International Index Fund		497,861 *
Fidelity US Bond Index Fund		161,010 *
Total net appreciation in fair value of investments	$	126,294,103

* Party-in-interest
# Nonparticipant directed

4. PLAN TERMINATION

The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries.

5. PARTIES IN INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The balances of these Fidelity mutual funds at December 31, 2006 and December 31, 2005 were $179,968,115 and $230,657,694, respectively, and earned income during the year ended December 31, 2006 of $2,795,160.

The Berkshire Hathaway - B ESOP Fund and the Berkshire Hathaway - B Unitized Fund consist of Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of common stock in the Berkshire Hathaway-B ESOP Fund have a cost of $127,836,323 and $125,129,410 and market values of $549,087,636 and $451,160,799 at December 31, 2006 and 2005, respectively. These investments earned income during the year ended December 31, 2006 of $107,793,346.

Shares of common stock in the Berkshire Hathaway-B Unitized Fund had market values of $46,598,853 and $45,799,824 at December 31, 2006 and 2005, respectively. These investments earned income during the year ended December 31, 2006 of $9,598,914.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays these salaries on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA's rules on prohibited transactions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Berkshire Hathaway - B ESOP Fund	Common Stock	$ 127,836,323	$ 549,087,636
*	Berkshire Hathaway - B Unitized Fund	Common Stock	**	46,598,853
*	Fidelity Magellan Fund	Mutual Fund	**	25,836,023
*	Fidelity Growth Company Fund	Mutual Fund	**	25,682,370
*	Fidelity Small Cap Independence Fund	Mutual Fund	**	8,542,457
*	Fidelity Balanced Fund -.	Mutual Fund	**	18,909,115
	PIMCO High Yield Fund	Mutual Fund	**	5,435,909
*	Fidelity Real Estate Fund	Mutual Fund	**	9,499,043
	NB Genesis Trust Fund ~	Mutual Fund	**	13,984,641
	PIMCO Global Bond Fund - Unhedged	Mutual Fund	**	4,150,905
	Vanguard Institutional Index Fund -	Mutual Fund	**	7,419,874
	Vanguard Mid-Cap Index Fund (	Mutual Fund	**	5,924,380
	Lazard Emerging Markets Portfolio~	Mutual Fund	**	12,616,099
	Allianz RCM Mid-Cap Fund	Mutual Fund	**	1,079,037
	Julius Baer International Equity Fund ~	Mutual Fund	**	17,697,571
	Vanguard Inflation Protected Securities Fund~	Mutual Fund	**	6,640,910
	Vanguard Small Cap Index Fund	Mutual Fund	**	3,261,260
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	9,580,162
	Goldman Sachs Mid-Cap Value Fund	Mutual Fund	**	7,504,554
	American Funds Capital World Growth & Income Fund	Mutual Fund	**	5,065,740
	Davis New York Venture Fund	Mutual Fund	**	8,784,499
	American Beacon Large-Cap Fund	Mutual Fund	**	9,639,369
	Hartford Growth Fund	Mutual Fund	**	585,496
*	Fidelity Freedom Income Fund	Mutual Fund	**	692,797
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	4,881,654
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	4,521,535
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	4,756,550
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	3,253,138
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	2,204,435
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	610,171
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	235,277
*	Spartan International Index Fund	Mutual Fund	**	5,177,623
*	Fidelity US Bond Index Fund	Mutual Fund	**	8,556,906
*	Fidelity Retirement Money Market Portfolio	Money Market Fund	**	18,265,740
*	Fidelity Managed Income Portfolio	Common Collective Trust	**	14,484,163
*	*Fidelity Retirement Government Portfolio*	Money Market Fund	**	23,859,118
*	Various Participants	Participant Loans (maturing through 2035 at interest rates from 5.00% to 11.5%)	**	5,153,659
	Total			$ 900,178,669

* Party-in-interest.
** Cost information is not required for participant directed investments and, therefore, is not included.

END